EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

		Years ended December 31,
	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges	N/A	N/A	10.69	16.51	4.37
N/A — represents coverage ratio of less than 1.
     Our earnings were inadequate to cover fixed charges for 2008 and 2009. The amounts by which earnings were inadequate to cover fixed charges were approximately $46.1 million in 2008 and $112.2  million in 2009. Earnings were sufficient to cover fixed charges from 2005 to 2007.
     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges, and amortization of capitalized interest, and less interest capitalized. Fixed charges consist of interest and that portion of rent deemed representative of interest.